SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SemiLEDs Corporation

(Name of Issuer)

Common Stock, par value $0.0000056

(Title of Class of Securities)

816645105

(CUSIP Number)

James B. Alderman

1099 West Front Street

Boise, Idaho 83702

(208) 780-7316

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Continued on following pages)

CUSIP No. 816645105	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS: Simplot Taiwan Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Idaho

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,445,299[1]
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,445,299[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,445,299[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.2%[2]
14.	TYPE OF REPORTING PERSON (See Instructions): CO

[1]	Consists of 2,445,299 shares of Common Stock (“Shares”) held of record by Simplot Taiwan, Inc., a wholly-owned subsidiary of J.R. Simplot Company.
[2]

Based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 4,969,032 Shares outstanding as of January 4, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2024.

CUSIP No. 816645105	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS: J.R. Simplot Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,445,299[3]
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,445,299[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,445,299[3]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.2%[4]
14.	TYPE OF REPORTING PERSON (See Instructions): CO-HC

[3]	Consists of 2,445,299 shares of Common Stock held of record by Simplot Taiwan, Inc., a wholly-owned subsidiary of J.R. Simplot Company.
[4]

Based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 4,969,032 Shares outstanding as of January 4, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on January 12, 2024.

CUSIP No. 816645105	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS: JRS Properties III LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Idaho

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 31,036[5]
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 31,036[5]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,036[5]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.6%[6]
14.	TYPE OF REPORTING PERSON (See Instructions): PN

[5]	Consists of 31,036 Shares held of record by JRS Properties III LLLP.
[6]

Based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 4,969,032 Shares outstanding as of January 4, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on January 12, 2024.

CUSIP No. 816645105	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS: JRS Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Idaho

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 31,036[7]
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 31,036[7]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,036[7]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.6%[8]
14.	TYPE OF REPORTING PERSON (See Instructions): HC

[7]	Consists of 31,036 Shares held of record by JRS Properties III LLLP. JRS Management L.L.C. is the general partner of JRS Properties III LLLP.
[8]

Based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 4,969,032 Shares outstanding as of January 4, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on January 12, 2024.

CUSIP No. 816645105	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS: Scott R. Simplot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,476,335[9]
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,476,335[9]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,476,335[9]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.8%[10]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[9]

Consists of (i) 2,445,299 shares held of record by Simplot Taiwan Inc. and (ii) 31,036 Shares held of record by JRS Properties III LLLP. Scott R. Simplot (“Mr. Simplot”) is the chairman of J.R. Simplot Company and a manager of JRS Management, L.L.C.. Accordingly, Mr. Simplot may be deemed to have shared voting and dispositive power of the Shares set forth on Row 11. Mr. Simplot disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

[10]

Based on the quotient obtained by dividing (a) the aggregate number of Shares set forth on Row 11, by (b) 4,969,032 Shares outstanding as of January 4, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on January 12, 2024.

CUSIP No. 816645105	Page 7 of 10 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements (i) the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2020 by the Reporting Persons (as defined herein), and (ii) the Amendment No. 1 to Schedule 13D filed with the SEC on June 5, 2020 (as amended, the “Original Schedule 13D”), with respect to shares of Common Stock of SemiLEDs Corporation, a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons.

ITEM 1.	SECURITY AND ISSUER

This Amendment relates to the Common Stock, par value $0.0000056 per share, of the Issuer (the “Common Stock”). The address of the principal executive offices of the Issuer is 3F, No. 11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C.

ITEM 2.	IDENTITY AND BACKGROUND

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:

“(a), (f)	This Schedule 13D is being jointly filed by the following “Reporting Persons”:

i.   Simplot Taiwan Inc., an Idaho corporation (“Simplot Taiwan”);

ii.  J.R. Simplot Company, a Nevada corporation (“Simplot Company”);

iii.   JRS Properties III LLLP, an Idaho limited liability limited partnership (“JRS Properties”);

iv.   JRS Management, L.L.C., an Idaho limited liability company (“JRS Management”); and

v.  Scott R. Simplot (“Mr. Simplot”), a citizen of the United States of America.

Simplot Taiwan is wholly owned by Simplot Company. Mr. Simplot is the chairman of Simplot Company and a manager of JRS Management.

The Reporting Persons entered into a Joint Filing Agreement dated February 28, 2020, a copy of which is incorporated by reference to Exhibit 99.1 to the Original Schedule 13D.

(b)	The address of the principal business office of each of the Reporting Persons is 1099 West Front Street, Boise, Idaho 83702.

(c)	Simplot Taiwan and Simplot Company is each engaged in the food and agribusiness industry as its principal business. JRS Properties is engaged in the business of real estate development and investment as its principal business. JRS Management is engaged in the business of estate planning as its principal business. The principal occupation of Mr. Simplot is serving as chairman of Simplot Company.

(d)–(e)	During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as follows:

“Simplot Company and the Issuer entered into a Convertible Unsecured Promissory Note on November 25, 2019 (as amended from time to time, the “Note”), having an original principal amount of $1,500,000, and which was convertible into Common Stock at any time at a conversion price of $1.31 per share of Common Stock. The Note was purchased with funds of Simplot Company held for investment purposes. On February 20, 2020, Simplot Company assigned the Note to Simplot Taiwan for no consideration. On May 26, 2020, Simplot Taiwan converted $300,000 of the principal amount of the Note into 100,000 shares of Common Stock. On January 8, 2024 (the “Effective Date”), Simplot Taiwan converted (i) $1,200,000 of the principal amount of the Note and (ii) $175,529 of accrued interest under the Note into 1,050,022 shares of Common Stock. As of the Effective Date, all amounts due and payable under the Note have been satisfied.

CUSIP No. 816645105	Page 8 of 10 Pages

On the Effective Date, Simplot Taiwan received an additional 305,343 shares of Common Stock as a payment of interest pursuant to a Loan Agreement between the Issuer and Simplot Company dated January 8, 2019, as amended on January 16, 2021, January 14, 2022, January 13, 2023 and January 7, 2024 (the “Loan Agreement”).

Previously, Simplot Taiwan and JRS Properties received shares of Common Stock via conversion of their shares of Preferred Stock in the Issuer upon the effectiveness of the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 8, 2010. Such shares of Preferred Stock were purchased with funds of Simplot Taiwan and JRS Properties held for investment purposes.”

ITEM 4.	PURPOSE OF TRANSACTION

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as follows:

“Simplot Company purchased the Note for investment purposes. Simplot Taiwan accepted receipt of the Note as assignee from Simplot Company for investment purposes, and subsequently converted the Note for investment purposes. As of the date hereof, none of the Reporting Persons has any current plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, except as Mr. Simplot may be expected to consider in the course of his service on the Board of Directors of the Issuer.

The Reporting Persons reserve the right to change their plans and intentions with respect to the Issuer and may, from time to time, formulate other purposes, plans or proposals regarding the Issuer or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the agreements referenced herein.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth in Items 2 and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b)

Simplot Taiwan is the beneficial owner of 2,445,299 shares of Common Stock, representing approximately 49.2% of the total outstanding shares of Common Stock, as calculated on the part of the cover page for Simplot Taiwan. Simplot Taiwan does not have sole voting or dispositive power over any such shares. Rather, Simplot Taiwan shares voting and dispositive power over such shares with Simplot Company and Mr. Simplot.

Simplot Company is the beneficial owner of 2,445,299 shares of Common Stock, representing approximately 49.2% of the total outstanding shares of Common Stock, as calculated on the part of the cover page for Simplot Company. Simplot Company does not have sole voting or dispositive power over any such shares. Rather, Simplot Company shares voting and dispositive power over such shares with Simplot Taiwan and Mr. Simplot.

JRS Properties is the beneficial owner of 31,036 shares of Common Stock, representing approximately 0.6% of the total outstanding shares of Common Stock, as calculated on the part of the cover page for JRS Properties. JRS Properties does not have sole voting or dispositive power over any such shares. Rather, JRS Properties shares voting and dispositive power over such shares with JRS Management and Mr. Simplot, as well as with Stephen A. Beebe, the other manager of JRS Management.

JRS Management is the beneficial owner of 31,036 shares of Common Stock, representing approximately 0.6% of the total outstanding shares of Common Stock, as calculated on the part of the cover page for JRS Management. JRS Management does not have sole voting or dispositive power over any such shares. Rather, JRS Management shares voting and dispositive power over such shares with JRS Properties and Mr. Simplot, as well as with Mr. Beebe.

CUSIP No. 816645105	Page 9 of 10 Pages

Mr. Simplot is the beneficial owner of 2,476,335 shares of Common Stock, representing approximately 49.8% of the total outstanding shares of Common Stock, as calculated on the part of the cover page for Mr. Simplot. Mr. Simplot does not have sole voting or dispositive power over any such shares. Rather, Mr. Simplot shares voting and dispositive power over such shares with Simplot Taiwan, Simplot Company, JRS Properties and JRS Management. Mr. Simplot disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(c)	On the Effective Date, Simplot Taiwan (i) converted $1,375,529 of the Note, which amount represents $1,200,000 of principal and $175,529 of interest, into 1,050,022 shares of Common Stock, and (ii) received 305,343 shares of Common Stock as a payment of interest pursuant to the Loan Agreement.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as follows:

“The information set forth in Items 3 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Simplot Company owns 100% of the common stock of Simplot Taiwan. JRS Management is the general partner of JRS Properties. Mr. Simplot is chairman of Simplot Company, is a manager of JRS Management and serves as chairman of the Board of Directors of the Issuer. Mr. Simplot disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. All of the Reporting Persons are parties to a Joint Filing Agreement dated February 28, 2020.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated February 28, 2020 (incorporated by reference to the Original Schedule 13D)

CUSIP No. 816645105	Page 10 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2024

SIMPLOT TAIWAN INC.

By	/s/ Scott R. Simplot
Name:	Scott R. Simplot
Title:	Director

J.R. SIMPLOT COMPANY

By	/s/ Scott R. Simplot
Name:	Scott R. Simplot
Title:	Chairman

JRS PROPERTIES III LLLP

By	/s/ Scott R. Simplot
Name:	Scott R. Simplot
Title:	Manager, JRS Management L.L.C.

JRS MANAGEMENT L.L.C.

By	/s/ Scott R. Simplot
Name:	Scott R. Simplot
Title:	Manager

SCOTT R. SIMPLOT

/s/ Scott R. Simplot